UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number: 001-41713

ATS CORPORATION
(Translation of registrant’s name into English)

730 Fountain Street North
Building 3
Cambridge, Ontario N3H 4R7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F☐     Form 40-F☒

EXHIBIT INDEX

99.1	Press release dated May 1, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATS CORPORATION (Registrant)

Date: May 1, 2024	By:	/s/ Stewart McCuaig
Name: Stewart McCuaig
Title: Vice President, General Counsel